February 23, 2012

VIA EDGAR

Mr. Christian Windsor

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Home Loan Servicing Solutions, Ltd.

Registration Statement on Form S-1

File No. 333-172411

Dear Mr. Windsor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Home Loan Servicing Solutions, Ltd., an exempted Cayman Islands company (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 1:00 p.m., Eastern time, on February 28, 2012, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, in connection with the Registration Statement on Form 8-A (the “Form 8-A”) filed by the Company under the Securities Exchange Act of 1934, as amended, with respect to its ordinary shares, par value $0.01 per share (the “Ordinary Shares”), the Company requests that the effective date be accelerated such that the Form 8-A will become effective upon the later of (i) the effectiveness of the Registration Statement and (ii) receipt by the Commission of a

Mr. Christian Windsor

February 23, 2012

certification from The NASDAQ Stock Market LLC that the Ordinary Shares have been approved by it for listing and registration upon official notice of issuance and upon evidence of satisfactory distribution.

Please direct any questions or comments regarding the foregoing to Philip J. Niehoff at (312) 701-7843. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ William C. Erbey
Name:	William C. Erbey
Title:	Chairman of the Board of Directors, Chief Executive Officer,
Chief Financial Officer and Controller

cc:	Michael J. McElroy, Home Loan Servicing Solutions, Ltd.

Philip J. Niehoff, Mayer Brown LLP

Jon Van Gorp, Mayer Brown LLP

Danielle Carbone, Shearman & Sterling LLP